UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUCEMENT

  Signing of agreement for the acquisition of a stake in Virtu GNL

  São Paulo, October 24, 2025 - Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), in compliance with CVM Resolution 44/21, hereby informs that it has signed an agreement for the acquisition (“transaction”) of a 37.5% stake in Virtu GNL Participações S.A. (“Virtu”).

  Virtu operates under two business models: (i) liquefied natural gas (“LNG”) logistics for its own use and for Eneva’s clients through a joint venture; and (ii) LNG-powered logistics services, including the operation of refueling stations dedicated to its fleet of LNG-powered trucks. Virtu has been consolidating its position as a key player in low-carbon solutions for the road transportation sector, focusing on replacing diesel with LNG, particularly to support the transportation of Brazil’s growing agricultural production in the country´s Midwest and North regions.

  Ultrapar will invest R$ 102.5 million in the transaction, with R$ 85.0 million allocated as a capital contribution to Virtu and the remaining balance will be paid as a secondary transaction.

  The resulting corporate structure will establish a control block shared between Ultrapar and Perfin Infra (an infrastructure investment fund), holding 75% of the voting capital, while the founding partner, José Moura Jr., will remain a significant shareholder with 25%. This structure will enable Ultrapar to support the company’s commercial and strategic development, growth, governance, and management practices.

  Ultrapar’s entry into this market aligns with its strategy of investing in new sectors where it can contribute to value creation, with high potential for both growth and profitability.

  The completion of this transaction remains subject to regulatory approvals and the fulfillment of customary conditions precedent for this type of operation.

  Alexandre Mendes Palhares

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: October 24, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Market announcement)